Hi and Mighty LLC

FINANCIAL STATEMENTS

For the fiscal years ended December 31, 2023 and 2024

(Unaudited)

Balance Sheet

Hi and Mighty LLC

AsofDecember31,2023

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Checking	
Huntington - Checking	39,218.30
National Bank of Indianapolis - Checking	
Primary Checking	
Total for Bank Accounts	**$39,218.30**
Accounts Receivable	
Accounts Receivable (A/R)	4,015.00
TotalforAccountsReceivable	**$4,015.00**
Other Current Assets	
Inventory Asset	79,351.41
Uncategorized Asset	
Undeposited Funds	
Total for Other Current Assets	**$79,351.41**
Total for Current Assets	**$122,584.71**
Fixed Assets	
Distillery Equipment	220,353.56
Leasehold Improvements	186,101.52
Total for Fixed Assets	**$406,455.08**
Other Assets	
TotalforAssets	**$529,039.79**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Credit Cards	
Capital One Credit Card	29,714.83
Total for Credit Cards	**$29,714.83**
Other Current Liabilities	
Total for Current Liabilities	**$29,714.83**
Long-term Liabilities	
Build Loan	294,484.91
Huntington Line of Credit	10,000.00
Total for Long-termLiabilities	**$304,484.91**
Total for Liabilities	**$334,199.74**
Equity	
Opening Balance Equity	19,706.54
Owner's Investment	368,763.82
Retained Earnings	-109,040.18
Net Income	-84,590.13
Total for Equity	**$194,840.05**
Total for Liabilities and Equity	**$529,039.79**

Balance Sheet

Hi and Mighty LLC

AsofDecember31,2024

DISTRIBUTION ACCOUNT	TOTAL
Assets	
Current Assets	
Bank Accounts	
Checking	
Huntington - Checking	273,193.61
National Bank of Indianapolis - Checking	
Primary Checking	500.00
Total for Bank Accounts	**$273,693.61**
Accounts Receivable	
Accounts Receivable (A/R)	-325.00
TotalforAccountsReceivable	**-$325.00**
Other Current Assets	
Inventory Asset	116,320.56
Uncategorized Asset	
Undeposited Funds	
Total for Other Current Assets	**$116,320.56**
Total for Current Assets	**$389,689.17**
Fixed Assets	
Distillery Equipment	103,251.85
Leasehold Improvements	199,080.49
Total for Fixed Assets	**$302,332.34**
Other Assets	
TotalforAssets	**$692,021.51**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable	
Credit Cards	
Capital One Credit Card	33,712.96
Chase Credit Card	5,622.20
Total for Credit Cards	**$39,335.16**
Other Current Liabilities	
Total for Current Liabilities	**$39,335.16**
Long-term Liabilities	
Build Loan	291,672.95
Huntington Line of Credit	18,984.44
Quickbooks Capital	49,399.15
Total for Long-termLiabilities	**$360,056.54**
Total for Liabilities	**$399,391.70**

Balance Sheet
Hi and Mighty LLC

AsofDecember31,2024

DISTRIBUTION ACCOUNT	TOTAL
Equity	
Opening Balance Equity	19,706.54
Owner's Investment	446,682.32
Pre-Seed Capital Raise	255,000.00
Retained Earnings	-193,630.31
Net Income	-235,128.74
Total for Equity	**$292,629.81**
Total for Liabilities and Equity	**$692,021.51**

Statement of Cash Flows

Hi and Mighty LLC

January1-December31,2023

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-84,590.13
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-2,580.00
Capital One Credit Card	25,112.77
Inventory Asset	-27,642.41
Uncategorized Asset	
Totalfor AdjustmentstoreconcileNetIncometoNetCashprovidedby operations:	**-$5,109.64**
Net cash provided by operating activities	**-$89,699.77**
INVESTING ACTIVITIES	
Distillery Equipment	-97,003.76
Leasehold Improvements	-186,101.52
Netcashprovidedbyinvesting activities	**-$283,105.28**
FINANCING ACTIVITIES	
Build Loan	294,484.91
Huntington Line of Credit	10,000.00
Opening Balance Equity	-48,984.14
Owner's Investment	85,000.00
Net cashprovidedby financing activities	**$340,500.77**
NET CASH INCREASE FOR PERIOD	**-$32,304.28**
Cash at beginning of period	**$71,522.58**
CASH AT END OF PERIOD	**$39,218.30**

Statement of Cash Flows

Hi and Mighty LLC

January1-December31,2024

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-235,128.74
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	4,340.00
Capital One Credit Card	3,998.13
Chase Credit Card	5,622.20
Inventory Asset	-36,969.15
Totalfor AdjustmentstoreconcileNetIncometoNetCashprovidedby operations:	**-$23,008.82**
Net cash provided by operating activities	**-$258,137.56**
INVESTING ACTIVITIES	
Distillery Equipment	117,101.71
Leasehold Improvements	-12,978.97
Netcashprovidedbyinvesting activities	**$104,122.74**
FINANCING ACTIVITIES	
Build Loan	-2,811.96
Huntington Line of Credit	8,984.44
Owner's Investment	77,918.50
Pre-Seed Capital Raise	255,000.00
Quickbooks Capital	49,399.15
Net cashprovidedby financing activities	**$388,490.13**
NET CASH INCREASE FOR PERIOD	**$234,475.31**
Cash at beginning of period	**$39,218.30**
CASH AT END OF PERIOD	**$273,693.61**

Profit and Loss

Hi and Mighty LLC

January 1-December 31, 2023

DISTRIBUTION ACCOUNT	TOTAL
Income	
Sales	343,996.21
Sales of Product Income	
Total for Income	**$343,996.21**
Cost of Goods Sold	
Cost of Goods Sold	166,812.81
Total for Cost of Goods Sold	**$166,812.81**
Gross Profit	**$177,183.40**
Expenses	
Advertising & Marketing	44,306.96
Bank Charges & Fees	9,308.68
Contractors	62,592.15
Distributor Samples/Incentives	36,901.99
Insurance	4,546.80
Job Supplies	96.24
Legal & Professional Services	11,776.90
Meals & Entertainment	674.67
Office Supplies & Software	6,438.30
Other Business Expenses	1,965.81
QuickBooks Payments Fees	417.90
Rent & Lease	28,080.00
Repairs & Maintenance	17,461.38
Taxes & Licenses	23,038.46
Travel	2,914.08
Total for Expenses	**$250,520.32**
Net Operating Income	**-$73,336.92**
Other Income	
Interest Received	2,178.42
Total for Other Income	**$2,178.42**
Other Expenses	
Interest Paid	13,431.63
Total for Other Expenses	**$13,431.63**
Net Other Income	**-$11,253.21**
Net Income	**-$84,590.13**

Profit and Loss
Hi and Mighty LLC

January-December,2024

DISTRIBUTION ACCOUNT	TOTAL
Income	
Sales	397,200.08
Totalfor Income	**$397,200.08**
Cost of Goods Sold	
Cost of Goods Sold	174,655.19
Total forCostofGoods Sold	**$174,655.19**
Gross Profit	**$222,544.89**
Expenses	
Advertising & Marketing	66,794.40
Bank Charges & Fees	2,349.66
Contractors	97,619.30
Distributor Samples/Incentives	53,569.60
Donations	1,975.00
Insurance	4,832.56
Legal & Professional Services	14,019.50
Meals & Entertainment	1,818.63
Office Supplies & Software	9,754.13
QuickBooks Payments Fees	477.60
Rent & Lease	40,560.00
Repairs & Maintenance	22,076.17
Tasting Ambassador	25,735.50
Taxes & Licenses	30,004.42
Travel	6,226.11
Utilities	6,203.96
TotalforExpenses	**$384,016.54**
Net Operating Income	**-$161,471.65**
Other Income	
Interest Received	6,323.56
Total for Other Income	**$6,323.56**
Other Expenses	
Interest Paid	79,980.65
Totalfor OtherExpenses	**$79,980.65**
Net Other Income	**-$73,657.09**
Net Income	**-$235,128.74**

Statement of Changes in Stockholders' Equity

Hi and Mighty LLC

AsofDecember31,2023

DISTRIBUTION ACCOUNT	JAN 2023 - MAR 2023	APR 2023 - JUN 2023	JUL 2023 - SEP 2023	OCT 2023 - DEC 2023
Assets				
Current Assets				
Bank Accounts				
Checking	36,785.12			
Huntington - Checking	295,362.16	22,772.28	16,496.22	39,218.30
National Bank of Indianapolis - Checking	7,737.33			
Primary Checking	4,461.69			
Total for Bank Accounts	**344,346.30**	**22,772.28**	**16,496.22**	**39,218.30**
Accounts Receivable				
Accounts Receivable (A/R)	7,999.00	83,175.00	33,243.00	4,015.00
TotalforAccountsReceivable	**7,999.00**	**83,175.00**	**33,243.00**	**4,015.00**
Other Current Assets				
Inventory Asset	40,437.00	59,823.00	76,298.00	79,351.41
Uncategorized Asset				
Undeposited Funds				
Total for Other Current Assets	**40,437.00**	**59,823.00**	**76,298.00**	**79,351.41**
Total for Current Assets	**392,782.30**	**165,770.28**	**126,037.22**	**122,584.71**
Fixed Assets				
Distillery Equipment	165,366.24	217,910.96	219,153.56	220,353.56
Leasehold Improvements	40,000.00	153,500.00	186,101.52	186,101.52
Total for Fixed Assets	**205,366.24**	**371,410.96**	**405,255.08**	**406,455.08**
Other Assets				
TotalforAssets	**598,148.54**	**537,181.24**	**531,292.30**	**529,039.79**
Liabilities and Equity				
Liabilities				
Current Liabilities				
Accounts Payable				
Credit Cards				
Capital One Credit Card	7,291.52	7,348.39	9,438.73	29,714.83
Total for Credit Cards	**7,291.52**	**7,348.39**	**9,438.73**	**29,714.83**
Other Current Liabilities				
Total for Current Liabilities	**7,291.52**	**7,348.39**	**9,438.73**	**29,714.83**
Long-term Liabilities				
Build Loan	340,930.75	325,962.55	307,290.73	294,484.91
Huntington Line of Credit				10,000.00
Total for Long-termLiabilities	**340,930.75**	**325,962.55**	**307,290.73**	**304,484.91**
Total for Liabilities	**348,222.27**	**333,310.94**	**316,729.46**	**334,199.74**
Equity				
Opening Balance Equity	68,690.68	19,706.54	19,706.54	19,706.54
Owner's Investment	313,763.82	313,763.82	313,763.82	368,763.82
Retained Earnings	-109,040.18	-109,040.18	-109,040.18	-109,040.18
Net Income	-23,488.05	-20,559.88	-9,867.34	-84,590.13
Total for Equity	**249,926.27**	**203,870.30**	**214,562.84**	**194,840.05**
Total for Liabilities and Equity	**598,148.54**	**537,181.24**	**531,292.30**	**529,039.79**

Statement of Changes in Stockholders' Equity

Hi and Mighty LLC

AsofDecember31,2024

DISTRIBUTION ACCOUNT	JAN 2024 - MAR 2024	APR 2024 - JUN 2024	JUL 2024 - SEP 2024	OCT 2024 - DEC 2024
Assets				
Current Assets				
Bank Accounts				
Huntington - Checking	15,727.34	16,209.92	43,423.47	273,193.61
Primary Checking			500.00	500.00
Total for Bank Accounts	**15,727.34**	**16,209.92**	**43,923.47**	**273,693.61**
Accounts Receivable				
Accounts Receivable (A/R)	11,915.00	56,272.50	22,149.00	-325.00
TotalforAccountsReceivable	**11,915.00**	**56,272.50**	**22,149.00**	**-325.00**
Other Current Assets				
Inventory Asset	75,975.69	90,174.56	87,444.56	116,320.56
Undeposited Funds				
Total for Other Current Assets	**75,975.69**	**90,174.56**	**87,444.56**	**116,320.56**
Total for Current Assets	**103,618.03**	**162,656.98**	**153,517.03**	**389,689.17**
Fixed Assets				
Distillery Equipment	220,353.56	227,018.85	227,018.85	103,251.85
Leasehold Improvements	190,822.74	190,822.74	190,822.74	199,080.49
Total for Fixed Assets	**411,176.30**	**417,841.59**	**417,841.59**	**302,332.34**
Other Assets				
TotalforAssets	**514,794.33**	**580,498.57**	**571,358.62**	**692,021.51**
Liabilities and Equity				
Liabilities				
Current Liabilities				
Accounts Payable				
Credit Cards				
Capital One Credit Card	23,867.04	32,100.52	32,266.10	33,712.96
Chase Credit Card	8,087.27	11.40	3,696.26	5,622.20
Total for Credit Cards	**31,954.31**	**32,111.92**	**35,962.36**	**39,335.16**
Other Current Liabilities				
Total for Current Liabilities	**31,954.31**	**32,111.92**	**35,962.36**	**39,335.16**
Long-term Liabilities				
Build Loan	293,946.03	293,137.71	292,329.39	291,672.95
Huntington Line of Credit	20,659.50	20,107.67	19,502.87	18,984.44
Quickbooks Capital		64,849.78	57,124.45	49,399.15
Total for Long-termLiabilities	**314,605.53**	**378,095.16**	**368,956.71**	**360,056.54**
Total for Liabilities	**346,559.84**	**410,207.08**	**404,919.07**	**399,391.70**
Equity				
Owner's Investment	400,087.82	399,987.82	451,682.32	446,682.32
Pre-Seed Capital Raise				255,000.00
Opening Balance Equity	19,706.54	19,706.54	19,706.54	19,706.54
Retained Earnings	-193,630.31	-193,630.31	-193,630.31	-193,630.31
Net Income	-57,929.56	-55,772.56	-111,319.00	-235,128.74
Total for Equity	**168,234.49**	**170,291.49**	**166,439.55**	**292,629.81**
Total for Liabilities and Equity	**514,794.33**	**580,498.57**	**571,358.62**	**692,021.51**

Footnotes

Hi andMighty LLC
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended December 31, 2023 and 2024.

- ORGANIZATION AND PURPOSE
  - Hi and Mighty LLC (the "Company"), is a corporation organized under the laws of the State of Indiana. The Company operates a distilled spirits plan that manufactures and sells craft spirits, and ready to drink canned cocktails.

- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
  - A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:
    - Basis of Accounting: The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.
    - Fiscal Year: The Company operates on a 52-week fiscal year ending on December 31.